Exhibit 2.3

FORM OF VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of April 29, 2018, by and among United Therapeutics Corporation, a Delaware corporation (“Parent”), and each Person identified on Exhibit A attached hereto (the “Shareholders” and each a “Shareholder”).

WITNESSETH:

WHEREAS, Parent, Daniel 24043 Acquisition Corp Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), and SteadyMed Therapeutics, Inc., a company organized under the laws of the State of Israel (the “Company”) are entering into an Agreement and Plan of Merger of even date herewith (as amended, supplemented or modified from time to time, the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”) pursuant to which all outstanding share capital of the Company will be converted into the right to receive the consideration set forth in the Merger Agreement;

WHEREAS, as of the date hereof, each Shareholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended from time to time) of the number of ordinary shares of the Company set forth opposite such Shareholder’s name on Exhibit A attached hereto; and

WHEREAS, as a condition and inducement to the willingness of the Company to enter into the Merger Agreement, each Shareholder (in such Shareholder’s capacity as such) has agreed to enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1.             Certain Definitions.  All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.  For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a)   “Expiration Date” shall mean the earliest to occur of (i) such date and time as the Merger shall become consummated in accordance with the terms and provisions of the Merger Agreement; (ii) the termination of the Merger Agreement; (iii) any amendment to the Merger Agreement that modifies the amount, form or timing of payment of the Merger Consideration in a manner adverse to the Shareholders or (iv) the mutual agreement of the parties hereto.

(b)           “Shares” shall mean, with respect to any Shareholder, (i) all ordinary shares of the Company of which such Shareholder is the record or beneficial owner as of the date hereof as set forth on Exhibit A attached hereto, (ii) all ordinary shares issuable upon conversion, exercise or exchange of options, warrants and/or other rights to acquire ordinary shares of the Company of which such Shareholder is the record or beneficial owner as of the date hereof, and (iii) all additional ordinary shares of the Company and ordinary shares issuable upon conversion, exercise or exchange of options, warrants and/or other rights to acquire ordinary shares of the Company of which such Shareholder acquires record or beneficial ownership during the period from the date of this Agreement through the Expiration Date (including by way of share dividend or distribution, split-up, recapitalization, combination, exchange of shares and the like).

(c)           “Transfer”  A Person shall be deemed to have effected a “Transfer” of a Share if such Person directly or indirectly (i) sells, pledges, assigns, grants an option with respect to, transfers, tenders or disposes (by merger, by testamentary disposition, by operation of Law or otherwise) of such Share or any interest in such Share, (ii) creates any Liens over the Shares, other than restrictions imposed by applicable Law or pursuant to this Agreement or the Merger Agreement (or the transactions contemplated thereby), (iii) deposits any Shares into a voting trust or enters into a voting agreement or arrangement or grant any proxy, power of attorney or other authorization with respect thereto that is inconsistent with this Agreement, or (iv) agrees or commits (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) through (iii).

2.             Transfer Restrictions.  From the date hereof until the Expiration Date, no Shareholder shall Transfer (or cause or permit the Transfer of) any of its Shares, or enter into any agreement relating thereto, except (i) pursuant to the Merger Agreement, (ii) as required by judicial decree or operation of law, or (iii) with Parent’s prior written consent, and in Parent’s sole discretion.  Notwithstanding the foregoing, each Shareholder shall be permitted to Transfer its Shares (i) if such Shareholder is an individual, to any member of such Shareholder’s immediate family, (ii) to or from a trust for the benefit of such Shareholder or any member of such Shareholder’s immediate family, (iii) other Transfers of the Shares for estate planning purposes, (iv) if such Shareholder is a partnership or limited liability company, to one or more partners or members of such Shareholder or (v) to an Affiliate (as defined in the Merger Agreement), without the consent of Parent (each of the foregoing, an “Additional Permitted Transfer”); provided that prior to effecting any such Additional Permitted Transfer, the applicable Shareholder shall cause the transferee to sign a counterpart to this Agreement agreeing to be bound by the terms of this Agreement and to be a “Shareholder” hereunder.  Any Shares Transferred by operation of law due to death to such Shareholder to such Shareholder’s heirs, guardians, administrators or successors shall remain subject to the obligations hereunder.  To the fullest extent permitted by law, any purported Transfer that fails to comply with the conditions set forth in Section 2 shall be void ab initio and of no force or effect.

3.             Agreement to Vote Shares.

(a)   From the date hereof until the Expiration Date, provided that no notice of an intention to effect an Adverse Recommendation Change shall have been deliverd by the Company to Parent in accordance with Section 5.2(c)(i) or Section 5.2(d)(ii) of the Merger Agreement and no Adverse Recommendation Change shall have been made that, in each case, remains in effect, at every meeting of the shareholders of the Company, however called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of Company, each Shareholder (in such Shareholder’s capacity as such) agrees, unconditionally and irrevocably, to the extent not voted by the Person(s) appointed under the Proxy Statement, or to cause the holder of record on any applicable record date to, vote (or cause to be voted) all Shares that are then beneficially owned by such Shareholder and entitled to vote or act by written consent:

(i)            in favor of the approval of the Merger Agreement, and in favor of any other matters presented or proposed as to approval of the Merger or any part or aspect thereof or any other transactions contemplated by the Merger Agreement;

(ii)           in favor of the approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Merger Agreement on the date on which such meeting is held;

(iii)          against approval of any proposal made in opposition to, in competition with, or inconsistent with, the Merger Agreement or the Merger or any other transactions contemplated by the Merger Agreement;  and

(vi)          in favor of any other matter necessary or appropriate to the consummation of the transactions contemplated by the Merger Agreement, including the Merger.

(b)           Any vote required to be cast pursuant to this Section 3 shall be cast by the Shareholder or at the direction of the Shareholder, as applicable, in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining whether a quorum is present.

(c)           Except as provided herein, no Shareholder shall (in such Shareholder’s capacity as a shareholder of the Company) (i) enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with the terms of this Section 3, (ii) grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to the Shares inconsistent with the terms of this Section 3 or (iii) take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing any of its obligations under this Agreement.

4.             Irrevocable Proxy.

(a)           Solely in the event of a failure by any Shareholder to act in accordance with such Shareholder’s obligations as to voting pursuant to Section 3(a) prior to the termination of this Agreement and without in any way limiting any Shareholder’s right to vote the Shares in its sole discretion on any other matters that may be submitted to a shareholder vote, consent or other approval, each Shareholder hereby grants an irrevocable proxy (the “Proxy”) appointing Parent as such Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Shareholder’s name, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by Section 3 above as Parent or its proxy or substitute shall, in Parent’s sole discretion, deem proper with respect to the Shares, provided, however, that the foregoing Proxy shall not apply if an Adverse Recommendation Change has been made and remains in effect.

(b)           Each Shareholder hereby represents that any proxies heretofore given in respect of the Shares, if any, are revocable, and hereby revokes such proxies.

(c)           Each Shareholder hereby affirms that its Proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such Proxy is given to secure the performance of the duties of such Shareholder under this Agreement.  Each Shareholder hereby further affirms that its Proxy is coupled with an interest in consideration of Parent entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses and, except as set forth in this Section 4 or in Section 11 hereof, is intended to be irrevocable. All authority conferred hereby shall survive the death, incapacity of or the appointment of any liquidator, receiver, trustee, special manager or any other court appointed officer for any Shareholder and shall be binding upon the heirs, estate, administrators, receivers, liquidators, trustees, special managers, personal representatives, successors and assigns of each Shareholder.

(d)           Parent hereby acknowledges and agrees that the Proxy set forth in this Section 4 shall not be exercised to vote, consent or act on any matter except as specifically contemplated by Section 3 above and Parent agrees not to exercise the Proxy granted herein for any purpose other than the purposes described in Section 3.  The Proxy set forth in this Section 4 shall be revoked, terminated and of no further force or effect automatically without further action upon the termination of this Agreement.

5.             Representations and Warranties of the Shareholders.  Each Shareholder hereby represents and warrants to the Company and Parent as follows:

(a)   Power; Organization; Binding Agreement.  Such Shareholder has full power and authority to execute and deliver this Agreement and to deliver the Proxy granted hereunder, to perform such Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby. Such Shareholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation.  This Agreement has been duly executed and delivered by such Shareholder, and, assuming this Agreement constitutes a valid and binding obligation of the Company, constitutes a valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except that such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

(b)   No Conflicts.  None of the execution and delivery by such Shareholder of this Agreement, the performance by such Shareholder of its obligations hereunder or the consummation by such Shareholder of the transactions contemplated hereby will (i) result in a violation or breach of any agreement to which such Shareholder is a party or by which the Shareholder may be bound, including any voting agreement or voting trust, except as could not reasonably be expected to impair the ability of the Shareholder to perform its obligations hereunder, (ii) materially violate any applicable Law or (iii) violate the constituent or organizational document of such Shareholder.

(c)   Ownership of Shares.  Such Shareholder (i) is a beneficial owner of the Shares set forth opposite such Shareholder’s name on Exhibit A, all of which are free and clear of any Liens (except any (x) Liens arising under securities Laws, (y) Liens arising hereunder or as permitted by the Merger Agreement or (z) Liens that are not material to such Shareholder’s performance of its obligations under this Agreement) and (ii) no person (other than such Shareholder) has a right to acquire any of the Shares held by such Shareholder.

(d)   Voting Power.  Such Shareholder has voting power, power of disposition, power to issue instructions with respect to the matters set forth herein, and power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares held by such Shareholder, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and those arising under the terms of this Agreement.

(e)   Reliance by Company.  Such Shareholder understands and acknowledges that the Company and Parent are entering into the Merger Agreement in reliance upon such Shareholder’s execution and delivery of this Agreement.

(f)    Consents and Approvals.  The execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of its obligations under this Agreement and the consummation by it of the transactions contemplated hereby will not, require the Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity, except in each case for filings with the SEC by such Shareholder or where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings and notifications, would not, either individually or in the aggregate, be reasonably expected to prevent or delay the performance by such Shareholder of any of its obligations hereunder.

(g)   Absence of Litigation.  As of the date hereof, there is no Action pending or, to the knowledge of such Shareholder, threatened against or affecting such Shareholder or any of its Affiliates before or by any Governmental Entity that would reasonably be expected to impair the ability of such Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

6.             Certain Restrictions.

(a)   Except as otherwise permitted by this Agreement or the Merger Agreement, each Shareholder shall not, directly or indirectly, take any action that would make any representation or warranty of such Shareholder set forth in Sections 5(a), 5(b), 5(c), 5(d) and 5(f) contained herein untrue or incorrect in any respect.

(b)   Each Shareholder agrees that such Shareholder will not (in such Shareholder’s capacity as a shareholder of the Company) bring, commence, institute, maintain, prosecute or voluntarily aid any legal action or proceeding, which challenges the validity of or seeks to enjoin the operation of any provision of this Agreement.

7.             No Solicitation.

(a)   Except as set forth in this Section 7, during the term of this Agreement, each Shareholder (in such Shareholder’s capacity as a shareholder of the Company) shall not, and shall not permit or authorize any of its respective Representatives, directly or indirectly, to (i) solicit, initiate, endorse, encourage or facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person (other than the Company, Parent, Merger Sub or any of their Affiliates or designees) any information or data with respect to, or otherwise cooperate in any way with, any Acquisition Proposal or (iii) resolve, agree or propose to do any of the foregoing.

(b)   Notwithstanding anything to the contrary in this Agreement, solely to the extent the Company is permitted to take the actions set forth in Section 5.2(a) of the Merger Agreement with respect to an Acquisition Proposal, each Shareholder and its respective Representatives will be free to participate in any discussions or negotiations regarding such Acquisition Proposal with the Person making such Acquisition Proposal, provided that (i) the Shareholder has not breached this Section 7 and (ii) such action by the Shareholder and its Representatives would be permitted to be taken by the Company pursuant to Section 5.2(a) of the Merger Agreement.

8.             Disclosure.  Parent and the Company shall be permitted to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that the Company determines to be necessary or desirable in connection with the Merger and any transactions related to the Merger, each Shareholder’s identity and ownership of Shares and the nature of such Shareholder’s commitments, arrangements and understandings under this Agreement.

9.             No Ownership Interest.  Except as provided in this Agreement, nothing contained in this Agreement shall be deemed to vest in the Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares.  Except as provided in this Agreement, all rights, ownership and economic benefits relating to the Shares shall remain vested in and belong to the Shareholders.

10.          Further Assurances.  Subject to the terms and conditions of this Agreement, upon request of the Company or Parent, each Shareholder shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to fulfill such Shareholder’s obligations under this Agreement.

11.          Termination.  This Agreement and each Proxy granted hereunder, and all rights and obligations of the parties hereunder and thereunder, shall terminate and shall have no further force or effect as of the Expiration Date.  Notwithstanding the foregoing, nothing set forth in this Section 11 or elsewhere in this Agreement shall relieve any party hereto from liability, or otherwise limit the liability of any party hereto, for any intentional breach of this Agreement prior to such termination.

12.          Shareholder Capacity. Notwithstanding anything to the contrary herein, the obligations of the Shareholder under this Agreement shall apply solely to the Shareholder’s actions in his/her capacity as a shareholder of the Company and shall not apply to actions or lack thereof in the Shareholder’s or any of its Representatives’ capacity as a director or officer of the Company, and the Shareholder or any of its Representatives, in his/her capacity as a director of the Company, shall have the sole discretion with respect to his/her vote in any meeting of the Company’s board of directors or any committee thereof.

13.          Miscellaneous.

(a)   Validity.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which will remain in full force and effect.  In the event any Governmental Entity of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith and execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the original intent of the parties hereto with respect to such provision.

(b)   Binding Effect and Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by Parent or any Shareholder (whether by operation of law or otherwise) without the prior written consent of either such Shareholder or Parent, as applicable.

(c)   Amendments; Waiver.  This Agreement may be amended by the parties hereto, and the terms and conditions hereof may be waived, only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

(d)   Specific Performance; Injunctive Relief.  The parties hereto acknowledge that each party shall be irreparably harmed and that there shall be no adequate remedy at Law for a violation of any of the covenants or agreements of a party set forth herein.  Therefore, it is agreed that, in addition to any other remedies that may be available to the non-breaching party upon any such violation, the non-breaching party shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to the non-breaching party at law or in equity.

(e)   Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice), or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Parent:

United Therapeutics Corporation
1735 Connecticut Avenue NW
Washington, DC 20016
Attention: General Counsel

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.

Washington, DC 20036

Attention: Stephen Glover and Alisa Babitz

and

Gibson, Dunn & Crutcher LLP

2100 McKinney Avenue

Dallas, TX 75201

Attention: Jonathan Whalen

If to the Shareholders:

(f)    No Waiver.  The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect of this Agreement at law or in equity, or to insist upon compliance by any other party with its obligation under this Agreement, and any custom or practice of the parties at variance with the terms of this Agreement, shall not constitute a waiver by such party of such party’s right to exercise any such or other right, power or remedy or to demand such compliance.

(g)   No Third Party Beneficiaries.  This Agreement is not intended to confer and does not confer upon any person other than the parties hereto any rights or remedies hereunder.

(h)   Governing Law.  This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware (other than with respect to issues relating to the Proxy, fiduciary duties, general corporation law and any other provisions set forth herein that are required to be governed by Sections 314 327 of the Companies Law 5759 1999 of the State of Israel or the rules and regulations promulgated thereunder, which shall be governed by the laws of the State of Israel).

(i)    Submission to Jurisdiction.  Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court.  Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby.  Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein.  Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient.  Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(j)    Rules of Construction.  The parties hereto hereby waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(k)   Entire Agreement.  This Agreement and the Proxies granted hereunder contain the entire understanding of the parties hereto in respect of the subject matter hereof, and supersede all prior negotiations, agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.

(l)    Interpretation.

(i)            Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

(ii)           The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect or be deemed to affect the meaning or interpretation of this Agreement.

(m)  Expenses.  All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs and expenses.

(n)   Counterparts.  This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, the undersigned have executed and caused to be effective this Agreement as of the date first above written.

PARENT

UNITED THERAPEUTICS CORPORATION

By:
Name:
Title:

[Signatures continue on following page]

[Signature Pages to Voting Agreement]

SHAREHOLDER(S):

(Print name)

By:
Name:
Title:

[Signature Pages to Voting Agreement]

EXHIBIT A

Shareholder	Shares
[•]	[•] Shares